SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of June 2015, National Financial Services, LLC acquired control due to ownership of greater than 25% of NP Strategic Municipal Fund’s (the "Fund") outstanding shares. National Financial Services, LLC owned 31.3% of the Fund and thus controlled the Fund as of that date.